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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: JANUARY 31, 2005
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(h) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director             10% Owner
   Bobrick        Neal              A.          Ultimate Electronics, Inc. ("ULTE")            ----                 ----
---------------------------------------------------------------------------------------------   X   Officer (give        Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification   4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Day/Year     Senior Vice    below)       below)
   c/o Ultimate Electronics, Inc.               Person, if an entity                          President-Sales and Store Operations
   321 West 84th Avenue, Suite A                (voluntary)                 10/16/2002        -------------------------------------
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Day/Year)   ___Form filed by More than One
   Thornton     Colorado            80260                                                        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of   2. Trans-  2A. Deemed     3. Trans-     4. Securities Acquired (A)      5. Amount of      6. Owner-     7. Nature
   Security      action      Execution     action        or Disposed of (D)              Securities        ship          of In-
   (Instr. 3)    Date        Date,         Code          (Instr. 3, 4 and 5)             Beneficially      Form:         direct
                             if any        (Instr. 8)                                    Owned Follow-     Direct        Bene-
                 (Month/     (Month/                                                     ing Reported      (D) or        ficial
                 Day/        Day/          ------------------------------------------    Transaction(s)    Indirect      Owner-
                 Year)       Year)                                   (A) or              (Instr. 3         (I)           ship
                                           Code    V       Amount    (D)     Price        and 4)           (Instr. 4)    (Instr. 4)

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Common Stock,
$0.01 par value
per share       10/16/02                   M               10,323      A     $3.375
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Common Stock,
$0.01 par value
per share       10/16/02                   M               14,677      A     $3.00
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Common Stock,
$0.01 par value
per share       10/16/02                   M                5,000      A     $2.75       51,968.7**          D
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**  Includes 794 shares held by Mr. Bobrick in his 401(k) account.

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   3A. Deemed   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action       Execution   tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date         Date,       (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/       if any                    posed of (D)             (Month/Day/
                                       Deriv-       Day/         (Month/                   (Instr. 3, 4, and 5)     Year)
                                       ative        Year)        Day/
                                       Security                  Year)


                                                                          --------------------------------------  ----------------
                                                                                                                  Date     Expira-
                                                                                                                  Exer-    tion
                                                                           Code    V        (A)        (D)        cisable  Date
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Employee Stock Options (rt to buy)    $3.375       10/16/02                 M                         10,323      Note 1   09/02/07
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Employee Stock Options (rt to buy)    $3.00        10/16/02                 M                         14,677      Note 2   02/01/06
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Employee Stock Options (rt to buy)    $2.75        10/16/02                 M                          5,000      Note 3   02/03/07
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--------------------------------------------------------------------------------------------------------
7. Title and Amount of          8. Price of      9. Number of     10. Ownership     11. Nature of
   Underlying Securities           Derivative       Derivative        Form of           Indirect
   (Instr. 3 and 4)                Security         Securities        Derivative        Beneficial
                                   (Instr. 5)       Beneficially      Securities:       Ownership
                                                    Owned             Direct (D) or     (Instr. 4)
                                                    Following         Indirect (I)
                                                    Reported          (Instr. 4)
                                                    Transaction(s)
   -----------------------                          (Instr. 4)
   Title         Amount or
                 Number of
                 Shares
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Common Stock      10,323                           12,839                D
-----------------------------------------------------------------------------------------------
Common Stock      14,677                                0                D
-----------------------------------------------------------------------------------------------
Common Stock       5,000                                0                D
-----------------------------------------------------------------------------------------------

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Explanation of Responses:

Note 1: These options were granted on September 7, 1997 as part of 46,323 options granted to Mr. Bobrick. These options vest in equal installments over three years following the date of grant.

Note 2: These options were granted on January 31, 1997 as part of 78,667 options granted in exchange for the cancellation of options granted to Mr. Bobrick in fiscal 1994, 1995 and 1996. These options vest and become exercisable in equal installments over the six years following the date of grant for the options which were exchanged.

Note 3: These options were granted on February 3, 1997 as part of 15,000 options granted to Mr. Bobrick. These options vest in equal installments over three years following the date of grant.

                                                                                       /s/ John Bauer-Martinez           10/17/02
                                                                                  -----------------------------------  -----------
                                                                                       **For Neal A. Bobrick               Date
                                                                                    Pursuant to Power of Attorney

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
          SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, SEE Instruction 6 for procedure.

HTTP://WWW.SEC.GOV/DIVISION/CORPFIN/FORMS/FORM.HTM
LAST UPDATE: 09/05/2002

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                              CONFIRMING STATEMENT

     This Statement confirms that the undersigned, NEAL A. BOBRICK , has authorized and designated each of Alan E. Kessock, Randy Morgan and John Bauer-Martinez to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Ultimate Electronics, Inc. The authority of each of Alan E. Kessock, Randy Morgan and John Bauer-Martinez under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to the undersigned's ownership of or transactions in securities of Ultimate Electronics, Inc., unless earlier revoked in writing. The undersigned acknowledges that of Alan E. Kessock, Randy Morgan and John Bauer-Martinez are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: August 26 , 2002


                                        Signed: /s/ Neal A. Bobrick
                                                -------------------------------
                                        Name: Neal A. Bobrick
                                              ---------------------------------
                                                        (PLEASE PRINT)